Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

June 26, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Dogecoin ETF
File No. 333-284553

Dear Ms. Tillan, Mr. Irving, Ms. Bednarowski and Mr. Lin:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise Dogecoin ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on January 28, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please provide the Staff a copy of your fact sheet for the Staff’s review

Response to Comment 1

When available, a copy of the fact sheet will be provided under separate cover.

Comment 2 – Prospectus Summary – Overview of the Trust, page 1

Please revise to disclose here that Shareholders have no voting rights under the Trust Agreement and that the Sponsor and Trustee may agree to amend the Trust Agreement or Sponsor Agreement without Shareholder approval. Also disclose here that any such amendment may increase fees or charges, including the Sponsor Fee, and disclose examples of why the Sponsor may make such changes. Disclose whether and how Shareholders will be notified of material amendments to the Trust or Sponsor Agreements, including any increases or changes to the Sponsor Fee.

June 26, 2025

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the referenced portion of the Prospectus Summary:

The Trust Agreement and the Sponsor Agreement set forth the terms pursuant to which the Trust is operated, including the amount of the Sponsor Fee and any other fees and expenses charged to the Trust. These agreements may be amended without Shareholder approval. Although not currently intended, such amendments could potentially increase the amount of fees and expenses paid by the Trust. In the event of a material amendment to the Trust Agreement or Sponsor Agreement, including an increase in the Sponsor Fee, Shareholders will be provided notice of such amendment on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports.

Comment 3 – Prospectus Summary – Dogecoin, the Dogecoin Blockchain and the Dogecoin Network, page 1

Please clarify your statement on page 2 that Dogecoin is “one of the larger digital assets when measured by market capitalization” by disclosing the market capitalization of Dogecoin and how it compares to those of other crypto assets. In addition, please provide quantitative disclosure here and in the first complete risk factor on page 11 regarding the historic volatility of the price of Dogecoin. Further, please disclose the transaction fees associated with transferring Dogecoin.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the Prospectus Summary and the section of the Registration Statement entitled “Risk Factors”:

As of April 24, 2025, Dogecoin was believed to be the 8th largest digital asset by market capitalization of the more than approximately 17,000 digital assets tracked across the over 1,200 exchanges (source: CoinGecko.com). Additionally, Dogecoin has exhibited a historical annualized volatility of 167.71% and maximum annual price decrease of 88.35%.

June 26, 2025

Comment 4 – Prospectus Summary – The Trust’s Investment Objective and Strategies, page 2

Please reconcile your disclosure on page 3 and throughout that the Trust will conduct creations and redemptions of Shares in-cash with the following:

1.	Your statement at page 9 that “[d]isruptions at digital asset trading platforms could adversely affect…the ability of Authorized Participants to purchase or sell Dogecoin and, therefore their ability to create and redeem shares”;

2.	Your statement at page 17 that “the transfer of Dogecoin to and from Authorized Participants is directed by the Sponsor”; and

3.	Your disclosure on page 19 identifying the Authorized Participants or their agents/partners as a party that the Sponsor and the Trust engage with for Dogecoin transactions.

Please revise or advise otherwise.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosures have been deleted.

Comment 5 – Prospectus Summary – Purchases and Sales of Dogecoin, page 3

The Staff notes your disclosure on page 4 that purchases and sales of the Trust’s Dogecoin may be facilitated through the Prime Execution Agent, an affiliate of the Dogecoin Custodian. Please revise in an appropriate section of the prospectus to describe the potential conflicts of interest associated with such an arrangement and the impact it may have on price.

Response to Comment 5

The section of the Registration Statement entitled “Material Contracts – Prime Execution Agreement” already contains such disclosure, reproduced below.

The Prime Execution Agreement provides that the Prime Execution Agent is subject to certain conflicts of interest, including: (i) the Trust’s orders may be routed to the Prime Execution Agent’s own execution venue where the Trust’s orders may be executed against other customers of the Prime Execution Agent or with the Coinbase acting as principal, (ii) the beneficial identity of the counterparty purchaser or seller with respect to the Trust’s orders may be unknown and therefore may inadvertently be another client of the Prime Execution Agent, (iii) the Prime Execution Agent does not engage in front-running, but is aware of the Trust’s orders or imminent orders and may execute a trade for its own inventory (or the account of an affiliate) while in possession of that knowledge and (iv) the Prime Execution Agent may act in a principal capacity with respect to certain orders. As a result of these and other conflicts, when acting as principal, the Prime Execution Agent may have an incentive to favor its own interests and the interests of its affiliates over the Trust’s interests.

June 26, 2025

Comment 6 – Prospectus Summary – The Trust’s Fees and Expenses, page 6

The Staff notes your disclosure on pages 6 and 72 that “[t]he Sponsor may determine in its sole discretion to assume legal fees and expenses of the Trust in excess of $500,000 per annum.” Please disclose the criteria the Sponsor will consider or the reasons the Sponsor may choose to pay expenses beyond the cap amount for legal fees and expenses, and, if so, whether and how Shareholders will be notified in this regard. In addition, please revise to disclose whether there is a cap for the aggregate expenses that the Sponsor has agreed to assume.

Response to Comment 6

As plainly disclosed in the referenced disclosure, the Sponsor will determine in its sole discretion whether to choose to assume legal fees and expenses of the Trust in excess of $500,000 per annum. It has no pre-determined criteria for how it will decide whether to assume legal fees in excess of that cap. It will make such determination based upon prevailing circumstances at the time. Accordingly, the referenced disclosure has been revised as set forth below.

The Sponsor may determine in its sole discretion based upon prevailing circumstances to assume legal fees and expenses of the Trust in excess of $500,000 per annum.

There is no cap on the aggregate expenses that the Sponsor has agreed to assume and it is not currently intended that Shareholders would be notified in the event the Sponsor has agreed to assume legal fees and expenses of the Trust in excess of $500,000 per annum.

Comment 7 – Prospectus Summary – The Trust’s Fees and Expenses, page 6

Please revise to clarify whether the Sponsor will assume the fees of the Dogecoin Trading Counterparties in connection with the purchase and sale of Dogecoin under the Trust-Directed Trade Model.

June 26, 2025

Response to Comment 7

Pursuant to the Staff’s comment, the following disclosure has been added to the Prospectus Summary:

The Sponsor will not assume the fees of Aptos Trading Counterparties in connection with their purchase and sale of Aptos.

Comment 8 – Prospectus Summary – The Trust’s Fees and Expenses, page 6

The Staff notes your disclosure on page 6 that:

1.	The Trust is not responsible for paying any fees or costs associated with the transfer of Dogecoin to the Sponsor; and;

2.	“[t]he Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor, including, but not limited to, . . . Dogecoin Blockchain Fees.”

Please revise to clarify when the Trust is responsible for paying Dogecoin Blockchain fees.

Response to Comment 8

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “The Trust’s Fees and Expenses” under the Prospectus Summary:

Transfers of Dogecoin to and from the Trust Dogecoin Account to the Dogecoin Trading Counterparty are “on-chain” transactions represented on the blockchain. Transfer fees with respect to this on-chain transfer of Dogecoin will be paid by the Dogecoin Custodian.

Comment 9 – Risk Factors – Risks Associated with Dogecoin and the Dogecoin Blockchain – In the event of a hard fork of the Dogecoin Blockchain..., page 21

The Staff notes your disclosure that in the event of a hard fork of the Dogecoin Blockchain, the Sponsor will, pursuant to the terms of the Trust Agreement, use its discretion to determine which network should be considered the appropriate network for the Trust’s purposes. In an appropriate section of the prospectus, please disclose the Sponsor’s policies and procedures for making this determination.

June 26, 2025

Response to Comment 9

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “Additional Information About the Trust”:

Forks

In the event of a hard fork in the Dogecoin Blockchain, the Sponsor will, pursuant to the terms of the Trust Agreement, use its discretion to determine which blockchain should properly be considered the Dogecoin Blockchain for the Trust’s purposes. The Sponsor will base its determination on a range of relevant factors at the time, including, but not limited to, the Sponsor’s views regarding the expectations of Dogecoin core developers, users, service providers, businesses, miners, and other stakeholders, as well as the actual ongoing acceptance of, mining support for, and community engagement with the Dogecoin network. There is no assurance that the Sponsor will select the fork or version of Dogecoin that ultimately proves to be the most valuable, and this decision could negatively impact the value of the Shares. Additionally, the Sponsor may have a differing view from Shareholders, the Dogecoin Custodian, security vendors, or the Benchmark Provider as to what is generally accepted as Dogecoin and should therefore be considered “Dogecoin” for the Trust’s purposes, which could also adversely affect the value of the Shares.

Comment 10 – Risk Factors – Risks Associated with Dogecoin and the Dogecoin Blockchain – If a malicious actor obtains control of more than 50%..., page 23

Please expand this risk factor to provide examples of “51% attacks” that have occurred on crypto asset networks.

Response to Comment 10

Pursuant to the Staff’s comment, the following disclosure has been added to the risk factor entitled “If a malicious actor obtains control of more than 50% of the validating nodes on the Dogecoin Blockchain, or otherwise obtains control over the Dogecoin Blockchain through its influence over trusted validators or otherwise, such actor could manipulate the Dogecoin Blockchain, which could adversely affect the value of the Shares or the ability of the Trust to operate.”:

For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attack resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of $5.0 million and $1.0 million. In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, the fact that such coordinated activity was able to occur may negatively impact perceptions of the Bitcoin Cash network.

June 26, 2025

Comment 11 – Risk Factors – Risks Associated with Dogecoin and the Dogecoin Blockchain – Congestion or delay in the Dogecoin Blockchain may delay..., page 29

Please expand this risk factor to discuss the recent congestion on the Dogecoin Network, which has resulted in delays in recording transactions.

Response to Comment 11

Pursuant to the Staff’s comment, the following disclosure has been added to the risk factor entitled “Congestion or delay in the Dogecoin Blockchain may delay purchases or sales of Dogecoin by the Trust”:

In recent years, there have been brief periods during which the Dogecoin Blockchain has suffered from congestion issues, with users reporting delays in recording transactions. For example, in May 2021, users reported delays in transaction processing as a burst in network activity surrounding Elon Musk slowed the network. In other instances, between 2021-2024, users reported periods of congestion and other issues related to software issues or spikes in activity on the network related to inscriptions, which are images and text embedded into blockchain transactions. While the Dogecoin network has taken steps to improve its throughput and stability, there is a risk the network will experience congestion or further issues in the future, which could reduce trust in the network and negatively affect the value of the trust. In extreme circumstances, network delays could lead to delays in the settlement of Dogecoin into the Trust.

Comment 12 – Risk Factors – Regulatory Risk – Dogecoin’s status as a “security”..., page 41

The Staff notes your statement that “[i]f Dogecoin is determined to be a ‘security’ under federal or state securities laws by the SEC or any other agency....” Please revise this sentence to add after the phrase “determined to be” the phrase “offered and sold as.” Also, please make corresponding revisions to the first sentence of the first paragraph on page 62.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 13 – Risk Factors – Regulatory Risk – Dogecoin’s status as a “security”..., page 41

Please revise to disclose your internal policies and procedures for analyzing whether Dogecoin is offered and sold as a “security” within the meaning of Section 2(a)(1) of the Securities Act and disclose the risks of such internal policies and procedures, including that such policies and procedures are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.

Response to Comment 13

Pursuant to the Staff’s comment, the disclosure set forth below has been added to the referenced risk in the setion entitled “Risk Factors”:

In determining whether Dogecoin is a security, the Sponsor does not engage in legal analysis on Dogecoin nor perform any analysis based upon any legal standard. Instead, the Sponsor reviews the following information to inform its determination: (1) public information to determine if the SEC, any other U.S. regulatory agency or any court has made any statements regarding Dogecoin, (2) public information regarding how digital asset markets view Dogecoin, including whether Dogecoin has been listed on reputable digital asset trading platforms that would have had access to a reasonable amount of information when making their determinations to list Dogecoin, (3) public information to undertake reasonable diligence into the structure and technology of Dogecoin, and (4) any other information gained from reputable sources that may impact the Sponsor’s view of Dogecoin, including a review of any websites associated with Dogecoin’s development. It is critical to note that such analysis are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.

June 26, 2025

Comment 14 – The Trust and Dogecoin Prices – Trust-Directed Trade Model, page 64

The Staff notes your disclosure on page 65 that transfer fees with respect to on-chain transfers from the Trust Dogecoin Account to and from the Dogecoin Trading Counterparty will be paid by the Dogecoin Custodian. Please revise to clarify whether the Dogecoin Custodian will pay such transfer fees using the Trust’s assets.

Response to Comment 14

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “Purchase and Sale of Dogecoin – Trust-Directed Trade Model”:

The Dogecoin Custodian will not pay such transfer fees with the Trust’s assets.

Comment 15 – The Trust and Dogecoin Prices – Trust-Directed Trade Model, page 64

Please revise to disclose the material terms of the Dogecoin Trading Counterparty agreements, including the term, termination and indemnification provisions thereof, as applicable. In addition, please clarify whether, and to what extent, any of the Dogecoin Counterparties are affiliated with, or have any material relationships with, any of the Authorized Participants.

Response to Comment 15

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Material Contracts” has been revised to include the requested disclosure.

Comment 16 – The Trust and Dogecoin Prices – The CF Dogecoin – Dollar Settlement Price – Pricing Benchmark Methodology, page 66

Please revise to describe the impact that the use of the Contingency Calculation Rules could have on the NAV of the Trust.

June 26, 2025

Response to Comment 16

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “The CF Dogecoin – Dollar Settlement Price – Pricing Benchmark Methodology”:

The use of the Contingency Calculation Rules could negatively impact the NAV of the Trust.

Comment 17 – Calculation of NAV, page 70

Please revise to disclose whether the Sponsor has agreements with any third parties for use of their valuation methods, and disclose whether the Sponsor has a license to use a secondary index. If so, please identify the third parties and the secondary index and describe how the value of Dogecoin is calculated by the valuation methods of such third parties and the secondary index. In addition, please disclose what policies or procedures you have in place if the Pricing Benchmark becomes unavailable or the Sponsor determines that it does not reflect an accurate Dogecoin price.

Response to Comment 17

Pursuant to the Staff’s comment, the third paragraph of the section of the Registration Statement entitled “Calculation of NAV” has been revised as follows:

The Sponsor has the exclusive authority to determine the NAV of the Trust. The Sponsor has delegated to the Administrator the responsibility to calculate the NAV of the Trust and the NAV, based on a pricing source selected by the Sponsor (the Pricing Benchmark). The Administrator will determine the NAV of the Trust each business day. In determining the NAV of the Trust, the Administrator values the Dogecoin held by the Trust based on the Pricing Benchmark, unless otherwise determined by the Sponsor in its sole discretion. If the Pricing Benchmark is not available or the Sponsor in its sole discretion determines that the Pricing Benchmark should not be used, the Trust’s holdings may be fair valued in accordance with the policy approved by the Sponsor. These valuation policies provide that, in seeking to fair value Dogecoin, the Sponsor may consider all factors it deems relevant at the time, including analytical values developed using third-party valuation models. In such cases, the Sponsor expects to utilize a volume-weighted average price or volume-weighted median price of Dogecoin provided by a secondary pricing source (“Secondary Source”). If a Secondary Source is not available, or if the Sponsor determines in its sole discretion that the Secondary Source is unreliable, the Sponsor may consider the price reported by the Trust’s principal market as of 4:00 p.m. ET on the valuation date. If the principal market price is also unavailable or deemed unreliable by the Sponsor, the Sponsor will use its best judgment to determine a good faith estimate of fair value based on all available data. The Sponsor does not anticipate that the need to “fair value” Dogecoin will be a common occurrence. However, to the extent the valuation determined under these policies differs materially from the actual market price of Dogecoin, the price of the Shares may temporarily or permanently deviate from the global market price of Dogecoin. This could reduce investor confidence in the ability of Shares to track the value of Dogecoin and may negatively impact the value of an investment in the Trust.

June 26, 2025

Comment 18 – Calculation of NAV, page 70

We note your disclosure on page 70 that “[t]he pause between 4:00 p.m. and 5:30 p.m. (or later) provides an opportunity for the Sponsor to algorithmically detect, flag, investigate, and correct unusual pricing should it occur.” Please revise to clarify how any such correction would impact the Pricing Benchmark and/or NAV.

Response to Comment 18

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Calculation of NAV” has been revised to include the following disclosure:

This could reduce investor confidence in the ability of Shares to track the value of Dogecoin and may negatively impact the value of an investment in the Trust.

Comment 19 – Calculation of NAV, page 70

Please revise to disclose here who calculates the ITV.

Response to Comment 19

Pursuant to the Staff’s comment, the following disclosure has been added to to the section of the Registration Statement entitled “Calculation of NAV”:

The ITV will be calculated by ICE Data Indices, LLC using the prior day’s closing NAV per Share of the Trust as a base and updating that value throughout the trading day to reflect changes in the most recently reported price level of the CF Dogecoin-Dollar Spot Rate.

June 26, 2025

Comment 20 – Additional Information About The trust – Amendments, page 76

Please revise your disclosure on page 76 to define “Dogecoin Baskets.”

Response to Comment 20

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 21 – Custody of the Trust’s Assets, page 80

You disclose that the Dogecoin Custodian will keep a “substantial portion” of the private keys associated with the Trust’s Dogecoin in cold storage or “similarly secure technology” with any remainder held in a Hot Dogecoin Account. Please revise to disclose the percentage of the Dogecoin that is held in cold storage and describe the “similarly secure technology” used to hold the private keys.

Response to Comment 21

Pursuant to the Staff’s comment, the second sentence of the first paragraph of the section of the Registration Statement entitled “Custody of the Trust’s Assets” has been revised as follows:

The Dogecoin Custodian will maintain a substantial portion of the private keys associated with the Trust’s Dogecoin in “cold storage” or similarly secure technology (the “Cold Dogecoin Account”). Similarly secure technology may include the usage of storage on hardware security modules (“HSMs”) that may connect to the internet securely in order to broadcast transactions. Any remaining portion of the Trust’s Dogecoin holdings may be held in a “Hot Dogecoin Account.” The Sponsor expects that all of the Trust’s assets and private keys will be held in cold storage of the Dogecoin Custodian on an ongoing basis.

June 26, 2025

Comment 22 – The Prime Execution Agent and the Trade Credit Lender – The Trade Credit Lender, page 87

Please disclose the interest rate of Trade Credits. Also, please disclose the maximum “Authorized Amount” of Trade Credits available to the Trust.

Response to Comment 22

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “The Prime Execution Agent and the Trade Credit Lender – The Trade Credit Lender”:

The Authorized Amount of Trade Credits, as well as the interest rate of Trade Credits, will be variable based on market rates at the time.

Comment 23 – Creation and Redemption of Shares, page 91

Please revise to address the following points:

1.	For creations, please clarify whether any excess cash will be returned to the Authorized Participants to the extent that the cash deposit amount exceeds the execution price of the Dogecoin acquired.

2.	For creation and redemption transactions, disclose whether the interest payable on Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants.

3.	Clarify whether any costs or transaction fees associated with creations and redemptions are payable by the Trust.

June 26, 2025

Response to Comment 23

Please refer to the Trust’s responses below:

1.	As discussed in detail in the section entitled “Creation and Redemption of Shares,” the operation of the Trust’s creation and redemption process relating to the purchase of Dogecoin has been designed such that Authorized Participants are only required to send the actual execution price of the Basket Amount of Dogecoin. No excess cash is received.

2.	Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Any financing fee owed to the Trade Credit Lender is deemed part of trade execution costs and embedded in the trade price for each transaction. Accordingly, such costs are borne by the Authorized Participant.

3.	Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “Creation and Redemption of Shares – Creation and Redemption Transaction Fee”:

No costs or transaction fees associated with creations and redemptions are payable by the Trust.

Comment 24 – Creation and Redemption of Shares – Suspension or Rejection of Redemption Orders, page 94

Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

Response to Comment 24

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Creation and Redemption of Shares” has been revised to include the following disclosure:

In the event that the Sponsor suspends the right of creation or redemption of Baskets, it shall notify Shareholders on the Trust’s website, in a prospectus supplement and/or through a current report on Form 8-K. Suspension of creation and redemption privileges may adversely impact how the Shares are traded and arbitraged in the secondary market, which could cause Shares to trade at levels materially different (premiums and discounts) from the value of their underlying Dogecoin.

June 26, 2025

Comment 25 – Conflicts of Interest, page 98

Please revise this section to address any potential conflicts of interest between the Trust and the Prime Execution Agent, the Trade Credit Lender and the Dogecoin Trading Counterparties, as applicable.

Response to Comment 25

The section of the Registration Statement entitled “Material Contracts – Prime Execution Agreement” already contains such disclosure, reproduced below.

The Prime Execution Agreement provides that the Prime Execution Agent is subject to certain conflicts of interest, including: (i) the Trust’s orders may be routed to the Prime Execution Agent’s own execution venue where the Trust’s orders may be executed against other customers of the Prime Execution Agent or with the Coinbase acting as principal, (ii) the beneficial identity of the counterparty purchaser or seller with respect to the Trust’s orders may be unknown and therefore may inadvertently be another client of the Prime Execution Agent, (iii) the Prime Execution Agent does not engage in front-running, but is aware of the Trust’s orders or imminent orders and may execute a trade for its own inventory (or the account of an affiliate) while in possession of that knowledge and (iv) the Prime Execution Agent may act in a principal capacity with respect to certain orders. As a result of these and other conflicts, when acting as principal, the Prime Execution Agent may have an incentive to favor its own interests and the interests of its affiliates over the Trust’s interests.

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June 26, 2025

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management

James Audette, Esq., Chapman and Cutler LLP